EXHIBIT 12.1
RALPH LAUREN CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Fiscal Years Ended(a)
	October 1, 2016	April 2, 2016	March 28, 2015	March 29, 2014	March 30, 2013	March 31, 2012
	(millions)
Earnings, as defined:
Income before income taxes	$40	$552	$987	$1,096	$1,089	$1,015
Add:
Equity in losses of equity-method investees	4	11	11	9	10	9
Fixed charges	85	178	172	170	162	164
Subtract:
Income attributable to noncontrolling interests	—	—	—	—	1	—
Earnings available to cover fixed charges	$129	$741	$1,170	$1,275	$1,260	$1,188

Fixed Charges:
Interest expense	$7	$21	$17	$19	$19	$22
Interest component of rent expense	78	157	155	151	143	142
Total fixed charges	$85	$178	$172	$170	$162	$164

Ratio of earnings to fixed charges(b)	1.5	4.2	6.8	7.5	7.8	7.3

(a)	Fiscal year ended April 2, 2016 consisted of 53 weeks. All other fiscal years presented consisted of 52 weeks.

(b)	All ratios shown in the above table have been calculated using unrounded numbers.